Exhibit 12

STATEMENT RE: COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollar amounts in thousands)

	For the Three Months Ended March 31,
	2010	2009
Earnings available to cover fixed charges:
Income from continuing operations	$8,411	$14,675
Interest expense	21,099	21,022
Redeemable noncontrolling interest in income	373	545

Earnings available to cover net fixed charges	$29,883	$36,242

Fixed charges:
Interest expense	$21,099	$21,022
Interest capitalized	3,134	5,655

Fixed charges	$24,233	$26,677

Preferred stock dividends	2,953	2,953

Fixed charges and preferred stock dividends	$27,186	$29,630

Earnings available to cover fixed charges	$29,883	$36,242
Divided by fixed charges	$24,233	$26,677

Ratio of earnings to fixed charges	1.2x	1.4x

Earnings available to cover fixed charges	$29,883	$36,242
Divided by fixed charges and preferred stock dividends	$27,186	$29,630

Ratio of earnings to combined fixed charges and preferred stock dividends	1.1x	1.2x